For Immediate Release

Nordion Enters Six-Year Cobalt-60 Supply Agreement
with Synergy Health

OTTAWA, CANADA – January 19, 2012 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, announced today it has signed a six-year contract to supply cobalt-60 to Synergy Health, a leading international contract sterilization service company headquartered in the United Kingdom. Under the terms of the agreement, the contract extends until October 31, 2017.

“Thanks to Nordion’s reliable supply of cobalt, outstanding customer  support and proven logistics expertise, Synergy Health’s customers can continue to count on the service they have come to appreciate and expect,” said Paul Santing, Group Commercial Director at Synergy Health, which employs more than 4,000 people across the EU, the Middle East, Asia, Africa and the Americas. “Synergy has been a Nordion customer for many years, and we are pleased to extend the relationship through this agreement.”

Each year, cobalt-60 and gamma sterilization help support the health and well-being of millions of people around the globe. Cobalt-60 sources are used to sterilize more than 40 per cent of the world's single-use medical devices and supplies, such as syringes, medical gowns, gloves, and masks. Gamma sterilization can also prevent the spread of food-borne illness and harmful agricultural pests by destroying micro-organisms in foods. It is recognized as safe and effective by international public health and government agencies such as the World Health Organization, the UN Food and Agriculture Organization, the U.S. Centres for Disease Control and Prevention and Health Canada.

“This agreement with Synergy Health provides for future growth, supports our continued performance as a sterilization industry leader, and demonstrates our passion for driving value to our customers and the industries they serve,” said Kevin Brooks, Nordion’s Senior Vice President of Sales and Marketing. “The six-year term of the contract is also a testament to Synergy’s confidence in Nordion as a reliable, stable, long-term supplier of cobalt.”

Nordion is a world leader in gamma sterilization technologies. The Company offers a full suite of gamma-enabling products and services, including a reliable supply of cobalt-60, complete cobalt lifecycle support, expert design, construction and maintenance of commercial irradiators, technical training and new application research and development.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 500 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements", within the meaning of applicable securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. We caution readers not to place undue reliance on the Company’s forward-looking statements, as these statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2011 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

2011 Annual Financial Statements
Nordion has filed its 2011 Annual Report on Form 40-F with the Securities and Exchange Commission, including its audited consolidated financial statements and notes for the year ended October 31, 2011, and related management’s discussion and analysis. To view the Company’s annual disclosure documents, visit Nordion’s website at www.nordion.com/reports/2011_engannual.pdf. Print copies can be ordered on the Company’s website free of charge upon request at www.nordion.com/investors/report_request_form.asp.

CONTACTS:
MEDIA:
Shelley Maclean
(613) 592-3400 x. 2414
shelley.maclean@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion